Exhibit 99.1

The financial statements for the first half year ended June 30, 2024 of Top KingWin Ltd (the “Company”, “we” or “us”) included herein have not been audited by the Company’s independent registered accounting firm.

TOP KINGWIN LTD
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2024
AND DECEMBER 31, 2023
(In USD)

	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash	$3,098,787	$4,618,670
Restricted cash	-	30,310
Accounts receivable, net	297,161	504,472
Prepayments	51,394	203,126
Due from related parties	472,180	1,119,099
Other receivables	234,559	137,691
Total current assets	4,154,081	6,613,368

NON-CURRENT ASSETS
Property and equipment, net	170,972	213,891
Intangible assets, net	71,425	46,365
Operating lease right-of-use assets	246,923	353,471
Other non-current assets	28,541	36,164
Goodwill	2,973,850	2,973,850
Total non-current assets	3,491,711	3,623,741

TOTAL ASSETS	$7,645,792	$10,237,109

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$334,718	$497,484
Accounts payable-related parties	9,977	146,903
Operating lease liabilities - current	197,982	192,159
Advance from clients	479,327	626,851
Due to related parties	163,814	213,789
Taxes payable	10,776	64,120
Accruals and other payables	952,442	928,965
Total current liabilities	2,149,036	2,670,271

Operating lease liabilities - non-current	52,797	161,886
Total non-current liabilities	52,797	161,886

TOTAL LIABILITIES	$2,201,833	$2,832,157

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 10,963,040 and 13,963,040 shares issued and outstanding as of December 31, 2023 and June 30, 2024*	$1,396	$1,096
Class B ordinary shares, $0.0001 par value, 200,000,000 shares authorized, 3,786,960 shares issued and outstanding as of December 31, 2023 and June 30, 2024	379	379
Additional paid-in capital	10,016,212	8,275,034
Statutory reserve	282,545	282,545
(Accumulated deficits) Retained earnings	(4,589,136)	(928,311)
Accumulated other comprehensive loss	(267,437)	(225,791)
Total shareholders’ equity	5,443,959	7,404,952

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,645,792	$10,237,109

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023

TOP KINGWIN LTD
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND
COMPREHENSIVE (LOSS) INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023
(In USD)

	Six Months Ended
	June 30,
	2024	2023

REVENUES	1,351,121	2,814,664

COST OF REVENUES	(981,389)	(746,661)

GROSS PROFIT	369,732	2,068,003

OPERATING EXPENSES
Selling expenses	(611,938)	(1,203,472)
General and administrative expenses	(3,444,910)	(1,877,461)
Total operating expenses	(4,056,848)	(3,080,933)

LOSS FROM OPERATIONS	(3,687,116)	(1,012,930)

OTHER INCOME (EXPENSE), NET
Other income	122,261	58,524
Other expense	(35,129)	(6,638)
Total other income, net	87,132	51,886

NET LOSS BEFORE INCOME TAXES	(3,599,984)	(961,044)

Income tax expense	(60,841)	(117,629)

NET LOSS	$(3,660,825)	$(1,078,673)

Other comprehensive loss
Foreign currency translation loss	(41,646)	(65,734)

TOTAL COMPREHENSIVE LOSS	$(3,702,471)	$(1,144,407)

Basic and diluted loss per share*	$(0.21)	$(0.08)

Weighted average number of common shares outstanding - basic and diluted*	17,750,000	13,115,278

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023

TOP KINGWIN LTD

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(In USD)

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities
Net loss	$(3,660,825)	$(1,078,673)
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Provision for doubtful accounts	(14,357)	114,462
Depreciation and amortization	48,661	144,947
Non-cash operating lease expenses	106,548	-
Share based compensation expenses	1,773,600	-
Foreign exchange gain	(42,850)	-
Deferred tax expenses	-	118,159
Changes in assets and liabilities
Accounts receivable	238,212	(761,458)
Other receivables	(96,868)	(68,925)
Prepayments	151,732	(366,835)
Accounts receivable - related party	-	(379,248)
Due from related parties	(234,387)	-
Other non-current assets	7,623	1,971
Accounts payable	(162,766)	257,028
Accruals and other payables	23,477	1,026,012
Advance from clients	(147,524)	423,795
Taxes payable	(53,344)	43,880
Operating lease liabilities	(103,266)	(102,504)
Net cash used in operating activities	(2,166,334)	(627,389)
Cash flows from investing activities
Purchase of property and equipment	(5,690)	13,284
Purchase of intangible assets	(29,761)	(4,028,815)
Net cash used in investing activities	(35,451)	(4,015,531)

Cash flows from financing activities
IPO proceeds net of deferred offering cost	-	8,047,056
Due from related parties	881,306	-
Due to related parties	(186,901)	(1,099,907)
Net cash provided by financing activities	694,405	6,947,149

Effect of exchange rates on cash	(42,813)	(65,734)

Net increase (decrease) in cash and restricted cash	(1,550,193)	2,238,495

Cash and restricted cash at beginning of period	4,648,980	2,654,185

Cash and restricted cash at end of period	$3,098,787	$4,892,680

Cash at end of period	$3,098,787	$4,892,680
Restricted cash at end of period	-	-
Cash and restricted cash at end of period	$3,098,787	$4,892,680
Supplemental disclosure information
Cash paid for interest expenses	$-	$-
Cash paid for income tax	$420	$-
Supplemental disclosure of non-cash financing activities:
Operating lease asset obtained in exchange for operating lease obligation	$-	$103,499

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